Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THIRTEEN-MONTH PERIOD ENDED MARCH 31, 2017 AND YEAR ENDED FEBRUARY 29, 2016

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (‟Neptune” or the ‟Corporation”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”) and Acasti Pharma Inc. (‟Acasti”), for the four and thirteen-month periods ended March 31, 2017 and for the three-month period and year ended February 29, 2016. This MD&A should be read in conjunction with our audited consolidated financial statements for the thirteen-month period ended March 31, 2017 and year ended February 29, 2016. Due to the change in year-end from February 28 to March 31, the figures presented in this MD&A cover the four and thirteen-month periods ended March 31, 2017 and may not be directly comparable to the figures from the prior year. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016 is based on the audited consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on June 7, 2017. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD”, ‟EUR” and ‟GBP” refer to Canadian dollars, US dollars, the Euro and the Pound sterling, respectively. Information disclosed in this report has been limited to what Management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlements, legal fees related to royalty settlements, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA (or non-IFRS operating loss) calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

BUSINESS OVERVIEW

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The Company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3® is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 34% owned subsidiary Acasti. Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Introduction of NKO® Omega Plus

On September 15, 2016, Neptune announced that NKO® Omega Plus will now be one of the highest omega-3 concentration of krill oil based products available on the market. Neptune’s proprietary extraction process enables NKO® Omega Plus to contain up to 30% more Omega-3 than krill oil products typically on the market today.

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures. As Neptune drives productivity efficiencies throughout the business, it should result in a strengthening of the financial results going forward. This initiative was put in place during the second quarter of fiscal 2016 and during the third quarter of the current year, all of the approximately $5 million targeted savings were realized.

Human Resources

Neptune, Biodroga and Acasti are currently employing 125 employees. On June 29, 2016, a collective agreement was signed for a 2-year period with some Sherbrooke plant employees. Management is of the view that the certification has no impact on Neptune’s operations at its Sherbrooke plant.

Loan Financing

On April 20, 2016, the Corporation announced that it had signed a term loan of 2.10 million GBP ($3.822 million) with Bank and Clients PLC (‟B&C”) based in the United Kingdom. The 4-year second rank secured term loan bears interest at a rate of 12% per annum and includes a 15-month moratorium on principal repayment following which, the loan is payable on a monthly basis over a 33-month period. Proceeds from the loan were used for working capital requirements such as receivables and inventory and to support further growth.

Patents and License Agreements

On September 30, 2016, Neptune and Aker BioMarine (‟Aker”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Aker to Neptune’s composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquired rights to use Aker’s select krill oil-related patent portfolio for the duration of the patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period. This agreement should create a lasting patent peace, allowing both companies to focus on growth and business value creation.

On September 30, 2016, Neptune through Biodroga signed an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. Designed as a unique delivery system, MaxSimil allows for enhanced bioavailability and absorption of lipid based and lipid soluble nutraceuticals ingredients such as omega-3 fish oils, vitamin A, D, K and E, CoQ10 and others. The agreement allows Neptune to manufacture, distribute and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between both companies on clinical trials. In order to keep its exclusivity, the Company has to sell a minimum volume per year.

On March 31, 2017, Neptune and Enzymotec Ltd (“Enzymotec”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Enzymotec to Neptune’s krill-related patents for the duration of the patents, in consideration of an upfront royalty payment of US$1.63 million. The agreement provides also continued access for Neptune to Enzymotec’s krill-related patents with no consideration. The amount was received on March 31, 2017.

Commercial Distribution Joint Venture Agreement

On April 5, 2017, the Corporation announced that it has signed a commercial distribution joint venture agreement with Shanghai Chonghe Marine Industry Co., Ltd (“CMI”) through a wholly-owned subsidiary of CMI, Jiangsu Sunline Deep Sea Fishery Co., Ltd (“Sunline Fishery”). Under the agreement, Neptune will own a 30% interest in the joint venture while CMI/Sunline Fishery will hold 70%. Furthermore, the partnership will help secure procurement of raw materials. Our Chinese partners have a strong presence in the biomarine industry in China and are currently constructing a state-of-the-art krill harvesting vessel. The joint venture is expected to greatly enhance Neptune’s commercial presence in China. Neptune will contribute to this joint venture with its IP, science, regulatory expertise, branding, industry sales knowledge and international recognition.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Issuance of Shares

On May 9, 2017, the Corporation issued 630,681 common shares on settlement of a payable of $858 (US$625).

Creation of the Green Valley Consortium

On May 16, 2017, Neptune and Groupe DJB, in collaboration with the Université de Sherbrooke, announced the creation of the Sherbrooke-based Green Valley Consortium, a strategic partnership that combines the strengths and expertise of three industry stakeholders to carry out medical cannabis production and research and development activities: an industry first. The Consortium partners, with the assistance of Sherbrooke Innopole and the city of Sherbrooke will work to draw on their combined research, cultural and technical expertise to create a medical cannabis research and development hub that will be recognized both in Canada and abroad. The Consortium intends to develop, commercialize and promote safe, ethically conscious products, while making every effort to abide by stringent industry regulations.

Election of Directors

On July 15, 2016, the Corporation announced that the nominees listed in its management proxy circular dated June 14, 2016 were elected as directors of Neptune at its Annual and Special Meeting of Shareholders held on July 12, 2016. The Board of Directors is currently comprised of the following Directors: Pierre Fitzgibbon, Katherine Crewe, Ronald Denis, James S. Hamilton, John M. Moretz, François R. Roy, Leendert H. Staal, Victor Neufeld and Richard P. Schottenfeld.

Change in Fiscal Year End to March 31st

On July 15, 2016, the Corporation announced that it will be transitioning to a new fiscal year-end in 2017. As a result of this transition, the Corporation’s year-end took place on March 31, 2017 rather than February 28, 2017. The new year-end will be better aligned with Neptune’s industry comparables and have standard quarters. For purpose of its regulatory filings, the Corporation reports results for the thirteen months transition period ended March 31, 2017 with a last quarterly period covering a four-month period from December 1, 2016 to March 31, 2017.

About Acasti

Acasti’s strategy is to develop and initially commercialize CaPre for the treatment of severe hypertriglyceridemia (“HTG”). Acasti is currently aiming to initiate its Phase 3 program in the second half of 2017, which would be specifically designed to fully evaluate the clinical effect of CaPre on triglycerides, non-high density lipoprotein cholesterol (non-HDL-C), low-density lipoprotein cholesterol, or “bad” cholesterol (LDL-C), and high-density lipoprotein cholesterol, or “good” cholesterol (HDL-C) levels together with a variety of other interesting cardiometabolic biomarkers in patients with severe hypertriglyceridemia.

In order to qualify for the 505(b)(2) pathway, the U.S. Food and Drug Administration (“FDA”) supported Acasti’s proposal to conduct a bioavailability Bridging Study that compared CaPre (omega-3 free fatty acid/phospholipid composition) with the already-approved HTG drug LOVAZA (omega-3-acid ethyl esters) in healthy volunteers. Given that the primary study objective was met, these results are supporting the basis for claiming a comparable safety profile of CaPre and LOVAZA.

In March 2017, Acasti announced its plans to proceed with its Phase 3 program following its end-of-Phase 2 meeting with the FDA in February 2017 during which Acasti, with its consultants, reviewed the Bridging Study data, confirmed the 505(b)(2) regulatory approach, and finalized the protocol for the Phase 3 program needed for New Drug Application (“NDA”) approval. Based on the guidance received from the FDA, Acasti plans to conduct two pivotal, randomized, placebo-controlled Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG (triglyceride levels >500 mg/dL). These studies will evaluate CaPre’s ability to lower triglycerides from baseline in approximately 400 patients randomized to either 4g daily or placebo. The FDA’s feedback supports Acasti’s plan to conduct two studies instead of one large study, potentially shortening the time to an NDA submission. Acasti intends to initiate its Phase 3 program during the second half of 2017.

Key elements of Acasti’s business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. Acasti does not currently have in-house sales and marketing capabilities, and currently plans to pursue development and/or distribution partnerships to support the commercialization of CaPre in major global markets outside of the U.S. Acasti is currently evaluating several alternative approaches to commercializing CaPre in the U.S. Acasti’s preferred ex-U.S. strategy is to commercialize through strategic partnerships which could also provide funding support for these development and commercialization activities. A late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies. Acasti is taking an opportunistic approach to partnering and licensing in various geographies and indications. If CaPre commercialization is reached in the U.S., Acasti expects to focus initially on lipid specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies for patients with severe HTG as part of the sales and marketing strategy for CaPre.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Key goals of Acasti include to:

•	Initiate and complete the planned Phase 3 clinical program and, assuming the results of the Phase 3 clinical program are positive, file an NDA to obtain regulatory approval for CaPre in the United States (initially for the treatment of severe HTG) with the potential to later expand CaPre’s indication to the treatment of mild to moderate HTG ;
•	Continue to strengthen and protect Acasti’s patent portfolio and other intellectual property rights;
•	Pursue strategic opportunities outside the U.S., including licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions to provide development capital, market access and other strategic sources of capital for Acasti. However, there is no assurance when or whether Acasti will complete any such strategic opportunities.
•	Evaluate the best strategic approach for commercializing CaPre in the U.S.

In addition to completing the planned Phase 3 program, Acasti expects that additional time and capital will be required to complete the filing of an NDA to obtain FDA pre-market approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching commercial launch of the product, which will initially be for the treatment of severe HTG.

Acasti appointed Ms. Jan D’Alvise as President and Chief Executive Officer effective June 1, 2016. Ms. D’Alvise is an accomplished executive with experience in large, public multi-national pharma and diagnostic companies, as well as in private start-ups in the life sciences industry. Her exceptional track-record includes leadership roles across the enterprise life-cycle, from start-up to commercialization and growth. Ms. D’Alvise has established strategic partnerships of substantial value and secured significant financing through institutional investors.

On July 15, 2016, Acasti announced that the nominees listed in its management proxy circular were elected as directors of Acasti at its Annual and Special Meeting of Shareholders. The Board of Directors is currently comprised of the following Directors: Ms. Jan D’Alvise, Mr. John Canan, Dr. Roderick Carter (Chairman), Mr. Jim Hamilton and Dr. Leendert Staal.

On March 22, 2016, Acasti received a NASDAQ Deficiency Letter confirming that Acasti was no longer in compliance with NASDAQ Listing Rule 5605, requiring a company’s audit committee to be comprised of at least three independent directors. On July 12, 2016, the Board of Directors appointed three independent members on its Audit Committee and regained compliance with NASDAQ Listing Rule 5605. The Audit Committee is currently comprised of the following individuals: Mr. Canan, Chair of the Audit Committee, Dr. Staal and Dr. Carter.

On November 28, 2016, as part of Acasti’s strategy to operate independently of Neptune, Acasti announced the appointment of Ms. Linda O’Keefe as Acasti’s Chief Financial Officer (CFO). Ms. O’Keefe is an accomplished CFO and finance executive with experience in public small cap and multi-national biotech companies, private start-ups in the life sciences industry, as well as with venture capital and lower middle market private equity firms. Her track-record includes finance, accounting and back office administrative leadership roles.

On February 21, 2017, Acasti announced the concurrent closing of a Public Offering and Private Placement, for aggregate gross proceeds of approximately $7,700. Acasti closed the Public Offering issuing 3,930,518 units of Acasti at a price of $1.45 per Unit for gross proceeds of approximately $5,700 (the Public Offering). Acasti also issued $2,000 in aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Common Shares (the Private Placement). The debentures are convertible by the holder at any time into Common Shares at a fixed price of $1.90 per Common Share except if Acasti pays before the maturity, all or any portion of the convertible debentures. Should Acasti pay all or any portion of the convertible debentures before the maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid. The unsecured convertible debentures were issued at a discount of 3.5% to the principal amount, for aggregate gross proceeds of $1,930. The carrying value of the unsecured convertible debentures at March 31, 2017 is $1,406.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

SEGMENT DISCLOSURES

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops pharmaceutical products for cardiovascular diseases.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Information regarding the results of each reportable segment is included below. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by the parties involved.

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Four-month period ended March 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,829	–	–	11,829
Gross margin	3,238	–	–	3,238
R&D expenses	(664)	(2,136)	774	(2,026)
R&D tax credits and grants	2,059	152	–	2,211
SG&A	(3,306)	(1,305)	–	(4,611)
Other income – royalty settlements	2,185	–	–	2,185
Income (loss) from operating activities	3,512	(3,289)	774	997
Net finance cost	(822)	(207)	5	(1,024)
Income taxes	(2,400)	129	–	(2,271)
Net income (loss)	290	(3,367)	779	(2,298)

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	290	(3,367)	779	(2,298)
Add (deduct):
Depreciation and amortization	1,207	894	(774)	1,327
Finance costs	873	67	–	940
Finance income	(30)	(9)	–	(39)
Change in fair value of derivative assets and liabilities	(21)	149	(5)	123
Stock-based compensation	356	245	–	601
Income taxes	2,400	(129)	–	2,271
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(2,185)	–	–	(2,185)
Adjusted EBITDA (non-IFRS operating loss)[1]	923	(2,150)	–	(1,227)

____________________________

 1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Three-month period ended February 29, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	10,032	20	(22)	10,030
Gross margin	3,119	(54)	(1)	3,064
R&D expenses	(272)	(2,119)	582	(1,809)
R&D tax credits and grants	164	290	–	454
SG&A	(3,461)	(326)	–	(3,787)
Loss from operating activities	(450)	(2,209)	581	(2,078)
Net finance (cost) income	(515)	290	(4)	(229)
Income taxes	1,928	–	–	1,928
Net income (loss)	963	(1,919)	577	(379)

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	963	(1,919)	577	(379)
Add (deduct):
Depreciation, amortization and impairment loss	760	950	(581)	1,129
Finance costs	474	(1)	(27)	446
Finance income	36	(175)	27	(112)
Change in fair value of derivative assets and liabilities	5	(114)	4	(105)
Stock-based compensation	247	108	–	355
Income taxes	(1,928)	–	–	(1,928)
Tax credits recoverable from prior years	(152)	–	–	(152)
Acquisition costs	253	–	–	253
Adjusted EBITDA (non-IFRS operating loss)[1]	658	(1,151)	–	(493)

____________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Thirteen-month period ended March 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	46,922	8	(112)	46,818
Gross margin	12,793	8	1	12,802
R&D expenses	(1,774)	(7,991)	2,516	(7,249)
R&D tax credits and grants	2,078	330	–	2,408
SG&A	(13,504)	(3,557)	–	(17,061)
Other income – royalty settlements	15,302	–	–	15,302
Income (loss) from operating activities	14,895	(11,210)	2,517	6,202
Net finance cost	(2,804)	(167)	2	(2,969)
Income taxes	(2,483)	129	–	(2,354)
Net income (loss)	9,608	(11,248)	2,519	879
Total assets	98,164	25,454	(12,398)	111,220
Cash, cash equivalents and restricted short-term investments	8,775	9,772	–	18,547
Working capital[2]	17,549	8,050	1	25,600

Adjusted EBITDA (non-IFRS operating loss)[3] calculation
Net income (loss)	9,608	(11,248)	2,519	879
Add (deduct):
Depreciation and amortization	3,596	2,737	(2,516)	3,817
Finance costs	2,623	238	(89)	2,772
Finance income	(31)	(124)	89	(66)
Change in fair value of derivative assets and liabilities	212	53	(2)	263
Stock-based compensation	1,340	675	–	2,015
Income taxes	2,483	(129)	–	2,354
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(15,302)	–	–	(15,302)
Legal fees related to royalty settlements	1,501	–	–	1,501
Acquisitions costs	39	–	–	39
Adjusted EBITDA (non-IFRS operating loss)[1]	4,102	(7,798)	1	(3,695)

____________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Year ended February 29, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	22,959	37	(364)	22,632
Gross margin	4,698	(44)	(87)	4,567
R&D expenses	(1,815)	(7,739)	2,410	(7,144)
R&D tax credits and grants	215	349	–	564
SG&A	(11,829)	(2,178)	–	(14,007)
Insurance recoveries	1,224	–	–	1,224
Loss from operating activities	(7,507)	(9,612)	2,323	(14,796)
Net finance (cost) income	(1,186)	3,295	(71)	2,038
Income taxes	1,928	–	–	1,928
Net loss	(6,765)	(6,317)	2,252	(10,830)
Total assets	92,475	28,517	(14,946)	106,046
Cash, cash equivalents, short-term investments, and restricted short-term investments	3,530	12,470	–	16,000
Working capital[2]	14,503	10,185	–	24,688

Non-IFRS operating loss[1] calculation
Net loss	(6,765)	(6,317)	2,252	(10,830)
Add (deduct):
Depreciation, amortization and impairment loss	2,652	2,734	(2,323)	3,063
Finance costs	1,471	2	(27)	1,446
Finance income	(357)	(1,096)	27	(1,426)
Change in fair value of derivative assets and liabilities	72	(2,201)	71	(2,058)
Stock-based compensation	1,331	309	–	1,640
Insurance recoveries	(1,224)	–	–	(1,224)
Income taxes	(1,928)	–	–	(1,928)
Tax credits recoverable from prior years	(152)	–	–	(152)
Acquisition costs	253	–	–	253
Non-IFRS operating loss[1]	(4,647)	(6,569)	–	(11,216)

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

____________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

9

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Key ratios of the nutraceutical segment

	Four-month period ended March 31, 2017	Three-month period ended February 29, 2016	Thirteen-month period ended March 31, 2017	Year ended February 29, 2016
Key ratios (in % of total revenues):
Gross margin	27%	31%	27%	20%
Research and development expenses	6%	3%	4%	8%
Selling, general and administrative expenses	28%	34%	29%	52%
Adjusted EBITDA (non-IFRS operating loss)[1]	8%	7%	9%	(20%)

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the four-month period ended March 31, 2017 amounted to $11,829, representing an increase of 18% compared to $10,032 for the three-month period ended February 29, 2016. Total revenues for the thirteen-month period ended March 31, 2017 amounted to $46,922, representing an increase of 104% compared to $22,959 for the year ended February 29, 2016. The increase for the four-month period ended March 31, 2017 is primarily due to an increase in revenues from Biodroga of $1,385 which was acquired on January 7, 2016 (4 months results in 2017 compared to 52 days in 2016). The increase is also attributable to an increase in nutraceutical products revenues of $715 in the four-month period ended March 31, 2017.

The increase for the thirteen-month period ended March 31, 2017 is primarily due to an increase in revenues from Biodroga of $19,147 (13 months results in 2017 compared to 52 days in 2016). The increase is also attributable to an increase in nutraceutical products revenues of $5,280 or 33% in the thirteen-month period ended March 31, 2017. This increase in the nutraceutical products revenues was directly related to the quantity of kg of krill oil sold which increased by approximately 36%.

Total revenues for the four-month and thirteen-month periods ended March 31, 2017 include respectively $314 and $1,083 of royalty revenues compared to $618 and $1,547 for the three-month period and year ended February 29, 2016. The decrease for the four-month and thirteen-month periods ended March 31, 2017 is attributable to recognition in 2016 of deferred revenues related to the settlement of a partnership agreement.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the four-month period ended March 31, 2017 amounted to $3,238 compared to $3,119 for the three-month period ended February 29, 2016. Gross margin for the thirteen-month period ended March 31, 2017 amounted to $12,793 compared to $4,698 for the year ended February 29, 2016. The increase in gross margin for the thirteen-month period ended March 31, 2017 compared to the twelve-month period ended February 29, 2016 was primarily due to a reduction of production costs and better efficiency in operations, and to Biodroga’s contribution for thirteen-month in 2017 compared to 52 days in 2016. Last year’s gross margin included unallocated production overheads related to lower than expected level of production of $2,174, an inventory write-down of $945 and a reversal of write-down on inventory of $1,406.

____________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

10

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

These improvements translated into a stable gross margin as a % of total revenues from 31% for the three-month period ended February 29, 2016 to 27% for the four-month period ended March 31, 2017 and into an increase from 20% for the twelve-month period ended February 29, 2016 to 27% for the thirteen-month period ended March 31, 2017. The decrease in the four-month period is mainly related to inventory write-down of $257 and to the products revenue mix.

Research and Development (R&D) Expenses

R&D expenses amounted to $664 in the four-month period ended March 31, 2017 compared to $272 for the three-month period ended February 29, 2016, an increase of $392. R&D expenses amounted to $1,774 for the thirteen-month period ended March 31, 2017 compared to $1,815 for the twelve-month period ended February 29, 2016, a decrease of $41. The increase in the four-month period ended March 31, 2017 is mainly attributable to a change in classification of certain legal fees from R&D expenses to SG&A expenses, as disclosed in the financial statements of the year ended February 29, 2016. This increase is also attributable to timing of certain R&D projects.

R&D tax credits and grants

R&D tax credits and grants amounted to $2,059 for the four-month period ended March 31, 2017 compared to $164 for the three-month period ended February 29, 2016, an increase of $1,895. R&D tax credits and grants amounted to $2,078 for the thirteen-month period ended March 31, 2017 compared to $215 for the twelve-month period ended February 29, 2016, an increase of $1,863. The increase in the four-month and thirteen-month periods ended March 31, 2017 is attributable to tax credits recoverable of $1,967 from prior years that has been recorded compared to $152 in the three-month and twelve-month periods ended February 29, 2016 to offset income taxes payable mainly generated from the royalty settlement agreements.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $3,306 in the four-month period ended March 31, 2017 compared to $3,461 for the three-month period ended February 29, 2016, a decrease of $155. SG&A expenses amounted to $13,504 in the thirteen-month period ended March 31, 2017 compared to $11,829 for the twelve-month period ended February 29, 2016, an increase of $1,675. The increase in the thirteen-month period ended March 31, 2017 is mainly attributable to an increase in legal fees related to royalty settlement of $1,501, to Biodroga’s SG&A expenses for thirteen-month in 2017 compared to 52 days in 2016, partially offset by a decrease in marketing expenses and a decrease in professional fees.

Other income

Other income amounted to $15,302 in the thirteen-month period ended March 31, 2017 ($2,185 in the four-month period ended March 31, 2017) and is related to royalty settlements with Aker Biomarine and Enzymotec. Other income amounted to $1,224 in the year ended February 29, 2016 and is related to insurance recoveries.

Adjusted EBITDA (Non-IFRS operating loss)

Adjusted EBITDA improved by $265 for the four-month period ended March 31, 2017 to an Adjusted EBITDA of $923 compared to $658 for the three-month period ended February 29, 2016. Adjusted EBITDA improved by $8,749 for the thirteen-month period ended March 31, 2017 to an Adjusted EBITDA of $4,102 compared to a non-IFRS operating loss of $4,647 for the twelve-month period ended February 29, 2016.

The improvement of the Adjusted EBITDA for the thirteen-month period ended March 31, 2017 is mainly attributable to an increase in revenues combined with a reduction of production costs and better efficiency in operations, and to Biodroga’s contribution for thirteen-month in 2017 compared to 52 days in 2016. The improvement is also due to last year unallocated production overheads related to lower than expected level of production of $2,174, to an inventory write-down of $945 and a reversal of write-down on inventory of $1,406. The increased Adjusted EBITDA for the fourth quarter of 2017 compared to the equivalent period in prior year is mostly explained by the additional month in the fourth quarter of 2017.

Net finance costs

Finance income amounted to $30 in the four-month period ended March 31, 2017 compared to ($36) for the three-month period ended February 29, 2016, representing an increase of $66. Finance income amounted to $31 in the thirteen-month period ended March 31, 2017 compared to $357 for the year ended February 29, 2016, representing a decrease of $326. The decrease of $326 in the thirteen-month period ended March 31, 2017 is attributable to the variation of the foreign exchange gain.

11

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Finance costs amounted to $873 in the four-month period ended March 31, 2017 compared to $474 for the three-month period ended February 29, 2016, an increase of $399. Finance costs amounted to $2,623 in the thirteen-month period ended March 31, 2017 compared to $1,471 for the year ended February 29, 2016, an increase of $1,152. The increase in the four-month and thirteen-month periods ended March 31, 2017 is mostly attributable to an increase in interest on loans and borrowings. Interest on loans and borrowings increase is attributable to the financing of the business acquisition that occurred in January 2016 and to the financing from B&C that occurred in April 20, 2016. The increase is also attributable to the interest rate increase on the secured loan from Investissement Quebec from 7% to 8%, starting on January 1st, 2016.

Change in fair value of derivative assets and liabilities amounted to a gain of $21 in the four-month period ended March 31, 2017 compared to a loss of $5 for the three-month period ended February 29, 2016. Change in fair value of derivative assets and liabilities amounted to a loss of $212 in the thirteen-month period ended March 31, 2017 compared to $72 for the year ended February 29, 2016. Variations are caused by the reevaluation of the fair value of financial instruments.

Income taxes

The net income of the four-month and thirteen-month periods ended March 31, 2017 includes income tax expenses of $2,400 and $2,483, respectively. These taxes were completely offset by some tax credits recoverable from prior years and a foreign withholding tax recovery. The net income of the three-month period and year ended February 29, 2016 includes a recovery of income taxes of $2,046 resulting from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

Net income (loss)

The nutraceutical segment realized a net income for the four-month period ended March 31, 2017 of $290 compared to a net income of $963 for the three-month period ended February 29, 2016, a decrease of $673. The nutraceutical segment realized a net income for the thirteen-month period ended March 31, 2017 of $9,608 compared to a net loss of $6,765 for the year ended February 29, 2016, an improvement of $16,373.

The decrease of the net income for the four-month period ended March 31, 2017 is mainly attributable to a recovery of income taxes of $2,046 recorded in 2016. The decrease is partially offset by royalty settlement of $2,185 in 2017. The decrease is also attributable to an increase in finance costs of $357.

The improvement of the net income for the thirteen-month period ended March 31, 2017 is mainly attributable to royalty settlements net of the related legal fees, and to the same reasons stated above for the improvement of the Adjusted EBITDA for the thirteen-month period ended March 31, 2017. This improvement is partially offset by an increase in finance costs of $1,152 and by a decrease in finance income of $326.

OPERATING RESULTS OF THE CARDIOVASCULAR SEGMENT (Acasti)

Non-IFRS operating loss

The Non-IFRS operating loss increased by $999 for the four-month period ended March 31, 2017 to $2,150 compared to $1,151 for the three-month period ended February 29, 2016, mainly due to an increase in general and administrative (G&A) expenses and a smaller increase in research and development (R&D) expenses, before consideration of stock-based compensation, amortization and depreciation.

While Acasti continued to move its R&D program forward as planned on its previously announced timeline for the conduct of its clinical program and production scale-up, R&D expenses increased by $274 for the four-month period ended March 31, 2017 to $1,046 compared to $772 for the three-month period ended February 29, 2016 before consideration of stock-based compensation, amortization and depreciation and intangible asset impairment. This increase was mainly attributable to the $413 increase in professional fees and mitigated by a $263 decrease in research contracts. This expense mix changed with the transition of expenses from completed contracts under its successful Phase 2 bioavailability bridging clinical study to consultants to support preparation for its clinical study program review with the FDA on the Phase 2 outcome combined with Phase 3 planning. This increase also resulted from $148 in incremental salaries and benefits from $480 for the four-month period ended March 31, 2017 when compared to $332 for the three-month period February 29, 2016 primarily sourced from full-time compared to half-time direct leadership and management of R&D when compared to the same period last year.

12

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The $853 increase in G&A expenses to $1,005 for the four-month period ended March 31, 2017 compared to $152 for the three-month period ended February 29, 2016 (before consideration of stock-based compensation) mainly due to an increase of $539 in salaries and benefits associated with the added full-time executive and managerial headcount to support Acasti’s strategy and financing while becoming more independent from Neptune. This increase also resulted from increased professional fees of $146 due primarily to expenses for maintaining the reactivated public and investor relations programs.

The Non-IFRS operating loss increased by $1,229 for the thirteen-month period ended March 31, 2017 to $7,798 compared to $6,569 for the year ended February 29, 2016. This Non-IFRS operating loss increase was primarily due to both the incremental one-month period’s Non-IFRS operating loss as well as increased G&A expenses before consideration of stock-based compensation and amortization and depreciation.

R&D expenses, before consideration of stock-based compensation, amortization and depreciation and impairments of intangible assets, increased by $29 for the thirteen-month period ended March 31, 2017 to total $4,808 compared to $4,779 for the year ended February 29, 2016. The increase of $29 was mainly attributable to the increase in research contracts of $419 and salaries and benefits of $305, principally offset by decreases in professional fees of $537 and other expenses of $177. The current period’s increase of $419 in research contracts includes $63 relating to the additional one-month period ended March 31, 2017, but was primarily due to the cost of the Phase 2 bioavailability bridging clinical study initiated early in fiscal 2017 exceeding the cost of the other Phase 2 and non-clinical testing completed in fiscal 2016. The increased salaries and benefits represented the cost of the expanded team headcount, led by full-time dedicated management (only part time in prior years), needed for Acasti to continue its pharmaceutical process and analytical development and chemistry manufacturing control scale-up, as planned on Acasti’s previously announced timeline. The decrease of $537 in professional fees is primarily due to a decrease in the development consulting fees incurred last year for the prior Phase 2 clinical study analytics and the planning for the current period’s Phase 2 bridging clinical study.

G&A expenses, excluding the stock-based compensation, increased by $1,454 to $2,665 for the thirteen-month period ended March 31, 2017 compared to $1,211 for the year ended February 29, 2016. This increase was primarily attributable to a $789 increase in salaries and benefits combined with increased professional fees of $437, rent of $54 and other expenses of $174. The increase in salaries and benefit expenses resulted from Acasti’s need for the added full-time executive and managerial headcount to lead the Acasti’s strategy, incremental financing and back office while supporting continued and expanded R&D with the need for full-time leadership from its management (which was only part time in prior years). The increased professional fees were principally comprised of expenses associated with the investor and public relations program, the achievement of business development milestones, increased market research expenses, and non-recurring project legal and accounting fees associated with the year-end change and the immigration-related fees for the Acasti U.S.-resident executives.

Net Loss

Acasti realized a net loss for the four-month period ended March 31, 2017 of $3,367 compared to a net loss of $1,919 for the three-month period ended February 29, 2016. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section.

Acasti realized a net loss for the thirteen-month period ended March 31, 2017 of $11,248 compared to a net loss of $6,317 for the year ended February 29, 2016. These results are mainly attributable to the factors described above in the Non-IFRS operating loss sections as well as by last year’s net loss having being reduced by a $2,254 incremental decreased value of the derivative warrant liabilities, a $1,203 change from foreign exchange gain last year to a foreign exchange loss this year and a $366 increase in stock-based compensation with addition of new executive management.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, capital expenditures and acquisitions are mainly financed through cash flows from operating activities and our liquidities, as well as the issuance of debt and common shares.

13

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial liabilities caption in the statement of financial position. Under this decreasing swap with an original nominal value of $5,625 (value of $4,687 as at March 31, 2017), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $5,430 as of March 31, 2017.

The Corporation also entered into a cross currency swaps to manage foreign currency risk. Fair value of these swaps is presented under other financial liabilities caption in the statement of financial position. Under the GBP for CDN$ cross currency swap with original nominal value of $3,640, maturing April 30, 2018, the Corporation receives a fixed rate of 12%. Under the CDN$ for US$ cross currency swap with original nominal value of US$2,769, maturing April 30, 2018, the Corporation pays a fixed rate of 13.17%. Foreign exchange exposure on interest expense and debt repayments so converted to USD are therefore mainly naturally hedged by the Corporation’s revenues and receivables denominated in USD. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements.

Operating Activities

During the four-month period ended March 31, 2017, operating activities generated cash of $5,864. The cash flows generated by operations before the change in operating assets and liabilities amounted to $900, including the amount of other income royalty settlements of $2,185. The changes in operating assets and liabilities amounting to $5,274, mainly coming from trade and other receivables and trade and other payables (including long-term payables) related to the royalty settlements, increased the cash flows from operations to the positive said amount of $5,864.

During the three-month period ended February 29, 2016, the cash used in operating activities amounted to $3,742. The cash flows used in operating activities for the three-month period ended February 29, 2016 are mainly attributable to changes in operating assets and liabilities that used $3,559.

During the thirteen-month period ended March 31, 2017, operating activities generated $7,813 of cash. The cash flows generated from the operations before the change in operating assets and liabilities amounted to $9,761, including the amounts of other income royalty settlements of $15,302 less related costs of $1,501. The changes in operating assets and liabilities amounting to ($1,319), mainly coming from decreases in inventories, offset by trade and other receivables and trade and other payables (including long-term payables) related to the royalty settlements, reduced the cash flows from operations to the positive said amount of $7,813.

During the year ended February 29, 2016, the cash flows used by operating activities amounted to $11,396. The cash flows used by operating activities for the year ended February 29, 2016 are mainly attributable to the net loss of $10,830 incurred during that year.

Investing Activities

During the four-month period ended March 31, 2017, except for the variation in the short-term investments generating $4,722 of cash to finance operations, the cash flow used for investing activities were for acquisition of property, plant and equipment ($899) mostly related to R&D equipment for Acasti and of intangible assets ($1,706) related to intellectual property licensing agreement with Aker. Last fiscal year, an amount of $6,880 was invested in the acquisition of Biodroga.

During the thirteen-month period ended March 31, 2017, except for the variation in the short-term investments generating $7,605 of cash to finance operations, the cash flow used for investing activities were for acquisition of property, plant and equipment ($2,942) mostly related to R&D equipment for Acasti and in intangible assets ($1,715) related to intellectual property licensing agreement with Aker. Last fiscal year, an amount of $6,880 was invested in the acquisition of Biodroga and $1,200 was invested in property, plant and equipment mostly for the plant and the laboratory in Sherbrooke.

Financing Activities

During the four-month period ended March 31, 2017, the financing activities generated $2,756 of cash mainly from the Acasti public offering of $5,009 and Acasti private placement of $1,872, partially offset by the repayment of loans and borrowings of $3,467 and the interest paid of $657. During the three-month period ended February 29, 2016, financing activities generated $7,377 of cash mostly from loans and borrowings.

14

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

During the thirteen-month period ended March 31, 2017, the financing activities used $366 of cash mainly for the repayment of loans and borrowings of $8,694 and for interest paid of $2,219. This repayment is partially offset by an increase in loans and borrowings of $3,666 related to new loan from B&C, by the Acasti public offering of $5,009 and Acasti private placement of $1,872. During the year ended February 29, 2016, financing activities generated $6,700 of cash mainly from loans and borrowings of $8,342, related to the acquisition of Biodroga, partially offset by the repayment of loans and borrowings of $633 and by the payment of interest of $1,037.

At March 31, 2017, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $15,802. Of this amount, $9,772 are Acasti’s funds raised through a public and private offering in 2017 for the development of its product and its marketing. As such the funds are not available to the nutraceutical segment. The Corporation has also restricted short-term investments of $2,745 that are mostly pledged for the loan incurred in the acquisition of Biodroga and the cross currency swap contracts.

The Corporation has an authorized bank line of credit of $1,800 (expiring on July 31, 2017), of which $1,800 was available as at March 31, 2017. On April 20, 2016, the Corporation also signed a term loan, net of related costs, of approximately $3,666 (net of transaction costs) with B&C (see Loan Financing of the Business Overview section).

Management believes that its available cash and cash equivalents, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s nutraceutical operations during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s nutraceutical operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing.

In addition, Acasti, the Corporation subsidiary representing the cardiovascular segment, is subject to a number of risks associated with the successful development of new pharmaceutical products and their marketing, the conduct of clinical studies and their results and the establishment of strategic alliances. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to raise additional necessary capital and proactively establish strategic alliances. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside Acasti management’s control. Acasti raised additional funds during the thirteen-month period ended March 31, 2017, is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and not within Acasti’s control. There exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

15

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the four-month and thirteen-month periods ended March 31, 2017 and the three-month and year ended February 29, 2016. Variations in these amounts have been explained in the segment disclosures section above.

	Four-month period ended March 31, 2017	Three-month period ended February 29, 2016	Thirteen-month period ended March 31, 2017	Year ended February 29, 2016	Year ended February 28, 2015
	$	$	$	$	$
Total revenues	11,829	10,030	46,818	22,632	15,070
Non-IFRS operating loss[1]	(1,227)	(493)	(3,695)	(11,216)	(32,926)
Net income (loss)	(2,298)	(379)	879	(10,830)	(29,822)
Net income (loss) attributable to equity holders of the Corporation	(424)	615	6,913	(7,470)	(27,961)
Basic and diluted income (loss) per share	(0.01)	0.01	0.09	(0.10)	(0.38)

Total assets			111,220	106,046	99,055
Working capital[2]			25,600	24,688	40,832
Non-current financial liabilities			18,358	20,342	16,288
Equity attributable to equity holders of the Corporation			63,747	53,445	72,858

The increase in revenues from year ended February 28, 2015 to February 29, 2016 is related to the acquisition of Biodroga that occurred on January 7, 2016. The improvement in the Non-IFRS operating loss and in the net income from 2015 to 2016 is also related to plant ramp-up costs that occurred in the year ended February 28, 2015 for $5,560 compared to unallocated production overheads due to lower than expected level of production of $2,174 for the year ended February 29, 2016. The improvement is also attributable to the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the year ended February 29, 2016 compared to an inventory write-down of $6,106 for the year ended February 28, 2015.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	March 31, 2017	November 30,	August 31,	May 31,
	(4 months)	2016	2016	2016
	$	$	$	$
Total Revenues	11,829	12,141	11,591	11,257
Non-IFRS operating loss[1]	(1,227)	(464)	(857)	(1,146)
Net income (loss)	(2,298)	9,421	(2,419)	(3,825)
Net income (loss) attributable to equity holders of the Corporation	(424)	10,685	(1,191)	(2,157)
Basic and diluted income (loss) per share	(0.01)	0.14	(0.02)	(0.03)

____________________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

16

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

	February 29,	November 30,	August 31,	May 31,
	2016	2015	2015	2015
	$	$	$	$
Total Revenues	10,030	5,520	4,378	2,704
Non-IFRS operating loss[1]	(493)	(2,554)	(3,104)	(5,168)
Net loss	(379)	(2,927)	(2,557)	(4,966)
Net income (loss) attributable to equity holders of the Corporation	615	(1,776)	(1,875)	(4,434)
Basic and diluted income (loss) per share	0.01	(0.02)	(0.02)	(0.06)

The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117. The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. Starting in the quarter ended February 29, 2016, revenues increased because Biodroga’s revenues are then consolidated.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at March 31, 2017 compared to February 29, 2016:

	Increase
Accounts	(Reduction)	Comments
Cash and cash equivalents	10,329	Refer to ‟ Consolidated liquidity and capital resources’’
Short-term investments	(7,527)	Maturity of investments
Trade and other receivables	3,480	Receivable from Aker settlement
Tax credits receivable	(645)	Receipt of tax credits receivable
Prepaid expenses	(501)	Recognition of prepaid expenses
Inventories	(4,877)	Increase in sales and decrease in raw material inventory
Restricted short-term investments	(255)	Release of restriction on short-term investments
Property, plant and equipment	411	Costs related to equipment net of depreciation
Intangible assets	5,123	Licence agreements, net of amortization
Trade and other payables	175	Transaction costs related to the Acasti public offering
Deferred revenues	(191)	Recognition of deferred revenues
Income taxes payable	(301)	Payment of income taxes payable
Long-term payable	795	Long-term payables related to acquisition of licence
Loans and borrowings	(4,750)	Repayments less loan from B&C Bank
Unsecured convertible debentures	1,406	Acasti private placement
Other financial liabilities	229	Increase in the fair value of the derivative warrant liabilities and cross currency swap contracts

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from February 29, 2016.

RELATED PARTY TRANSACTIONS

Transaction with key management personnel:

For the year ended February 29, 2016, a corporation controlled by the Chairman of the Board of Directors rendered consulting services, consisting of additional time serving as Chairman of the Board during an interim period of time, amounting to $30.

During the year ended February 29, 2016, a corporation controlled by a member of the Board of Directors rendered consulting services amounting to $27. The Corporation granted 75,000 DSUs during the year ended February 29, 2016 in compensation for consulting services rendered by a member of the Board of Directors. Stock-based compensation recognized under this plan amounted to $129 for the year ended February 29, 2016.

____________________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

17

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation. Refer to note 27 of the consolidated financial statements for related parties disclosures related to key management personnel compensation.

CONSOLIDATED OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Derivatives over the Corporation’s own equity in the amount of $203 at March 31, 2017 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

The following are the contractual maturities of financial liabilities and other contracts as at March 31, 2017:

	March 31, 2017
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$10,788	$10,788	$9,993	$359	$436	$–
Loans and borrowings*	22,932	26,459	8,681	17,073	705	–
Unsecured convertible debentures*	1,406	2,463	160	2,303	–	–
Interest rate swap contract	7	7	7	–	–	–
Cross currency swap contracts	208	208	208	–	–	–
Research and development contracts	–	917	917	–	–	–
Purchase obligation	–	22	22	–	–	–
Operating leases	–	2,378	702	843	666	167
Other agreements	–	3,021	3,021	–	–	–
	$35,341	$46,263	$23,711	$20,578	$1,807	$167

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of March 31, 2017, Neptune was compliant with all of its borrowing covenant requirements.

The Corporation has no significant off balance sheet arrangements as at March 31, 2017, except for the following commitments.

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2018 to September 30, 2022. Minimum lease payments for the next five years are $694 in 2018, $450 in 2019, $379 in 2020, $333 in 2021, $333 in 2022 and $167 thereafter.

The Corporation also has other operating leases expiring at different dates from July 31, 2017 to July 13, 2020. Minimum lease payments under these other operating leases for the next five years are $8 in 2018, $7 in 2019 and $7 in 2020.

In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12-month period for a total cost of $2,169, of which an amount of $785 has been paid to date. As at March 31, 2017, an amount of $467 is included in ''Trade and other payables'' in relation to these projects.

During the period, Acasti entered into a contract to purchase research and development equipment for $1,162 to be used in the clinical and future commercial supply of his product. As at March 31, 2017, an amount of $853 has been paid and an amount of $287 is included in “Trade and other payables” in relation to his equipment.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient (see Business Overview section). According to this agreement, to maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years. In addition, Neptune has to pay royalties on sales.

In the normal course of business, the Corporation has signed agreements amounting to $3,021 as at March 31, 2017 with various partners and suppliers mainly for raw material purchases.

Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

A former CEO of the Corporation is claiming the payment of approximately $8,500 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of this MD&A, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

The Corporation initiated arbitration against a customer that owed approximately $5 million (US$3.7 million). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at March 31, 2017 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the thirteen-month period ended March 31, 2017 and year ended February 29, 2016, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the thirteen-month period ended March 31, 2017 and year ended February 29, 2016.

Use of estimates and judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. The consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business;
•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation;
•	Determining that the Corporation has de facto control over its subsidiary Acasti;
•	Assessing the criteria for recognition of tax assets and investment tax credits;
•	Determining that the revenue and intangible derived from the Aker settlement are elements that should be accounted for separately and estimating their respective fair value.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets.

Also, the Corporation uses it best estimate to determine the net realizable values of inventories based on obsolescence and market conditions.

Non-financial assets

The Corporation assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication of impairment exists, and at least on an annual basis for goodwill, the Corporation estimates the asset’s recoverable amount which requires the use of judgment. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. In determining fair value less costs to sell, an appropriate valuation model is used. Differences in estimates could affect whether non-financial assets are in fact impaired and the dollar amount of that impairment.

Income tax

The Corporation is required to make an assessment of whether deferred tax asset or liability has to be recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (‟IASB”) or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the thirteen-month period ended March 31, 2017 and have not been applied in preparing the audited consolidated financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the amendments to the standard has not yet been determined.

Further information on these modifications can be found in note 3 of the annual audited consolidated financial statements.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures (DC&P)

Management of Neptune, including the CEO and the CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that material information relating to the Corporation has been made known to them and that information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

21

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective as of March 31, 2017.

Internal controls over financial reporting (ICFR)

The CEO and the CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of March 31, 2017, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risks related to Neptune’s history of net losses and inability to achieve profitability to date on a consolidated basis;
•	the risk that unfavorable publicity or consumer perception of Neptune’s products, the ingredients they contain and any similar products distributed by other companies could cause fluctuations in Neptune’s operating results and could have a material adverse effect on Neptune’s reputation, the demand for its products and its ability to generate revenues and the market price of its securities;
•	the risks related to Neptune’s potential need of additional funding to execute its growth strategy;
•	the risk that Neptune may be unable to manage its growth efficiently or execute its growth strategy;
•	the risk that Neptune may be unable to further penetrate core or new markets;
•	the risk related to rapid technological change and competition in Neptune’s industry;
•	the risk associated with the fact that Neptune’s success depends largely on the continued sales of its principal products;
•	the risk related to Neptune’s reliance on a limited number of distributors, third party suppliers and contract manufacturers and the significant concentration of Neptune’s accounts receivables;
•	the risk related to disruptions in Neptune’s manufacturing operations that could adversely affect Neptune’s sales and customer relationships;
•	the risk that Neptune may be unable to attract, hire and retain skilled labor, key management and personnel;
•	the risk that insurance coverage may not be sufficient to cover losses Neptune may incur;
•	the risk that Neptune’s risk management methods may not be effective;
•	the risk that Neptune may incur material product liability claims;
•	the risk that Neptune may experience product recalls;
•	the risk that environmental and health and safety laws and regulations may increase Neptune’s cost of operations or may expose Neptune to liabilities;
•	the risk that Neptune may fail to successfully maintain and/or upgrade its information technology systems;
•	the risk related to foreign currency fluctuations;
•	the risk that Neptune may be unable to achieve its publicly announced milestones on time or fail to pursue announced opportunities;
•	the risk that Neptune could lose its control of Acasti;
•	the risk related to the outcome of current and future clinical trials of Acasti and the timing of such trials;
•	the risk related to Acasti’s industry generally;
•	the risk that Neptune may be negatively impacted by the value of its intangible assets;
•	the risk that Neptune may be unable to secure and defend its intellectual property rights;

22

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	the risk related to significant government regulations and legislative or regulatory reform of the health care system or the industries in which Neptune operates or seeks to operate;
•	the risks related to the fact that Neptune does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future; and
•	the risk of change in consumer market demand.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Risks related to financial instruments

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign exchange rate risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents, short-term investments and restricted short-term investments, which are managed by dealing only with highly-rated Canadian institutions. $5,319 of the Corporation’s other receivables is secured by a letter of credit from a highly-rated international financial institution. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most sales' payment terms are set in accordance with industry practice. As at March 31, 2017, four customers accounted for respectively 13.3%, 13.1%, 12.7% and 10.6% of total trade accounts included in trade and other receivables. As at February 29, 2016, one customer accounted for 11.4% of total trade accounts included in trade and other receivables.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

23

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Foreign exchange rate risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 67% (2016 - 66%) of the Corporation’s revenues are in US dollars and 7% (2016 - 18%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

In addition to the derivative swap agreements (refer to the Consolidated Liquidity and Capital Resources section), from time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings and debentures expose the Corporation to a fair value risk but not cash flow interest rate risk.

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting (refer to the Consolidated Liquidity and Capital Resources section).

Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in the Consolidated Liquidity and Capital Resources section. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

Derivatives over the Corporation’s own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at June 7, 2017, the total number of common shares issued and outstanding is 78,576,229 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 769,058 warrants, 5,030,486 options and 554,532 deferred share units. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

24

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 70,750 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation), 161,654 Series 9 warrants, 1,965,259 public offering warrants 2017, 234,992 Series 2017 – Broker warrants, 1,052,630 2017 Unsecured convertible debenture conversion option and contingent warrants and 1,359,288 options outstanding at this date. Each Series 9 warrant, public offering warrants 2017, Series 2017 – Broker warrants, 2017 Unsecured convertible debenture conversion option and contingent warrants and option is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury of Acasti. Information about Acasti call-options, options and warrants of Acasti reflect the reverse stock split that occurred on October 14, 2015.

25